UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated June 5, 2023, announcing the finalization of the agreement between GlobalFoundries and STMicroelectronics for a new 300mm semiconductor manufacturing facility in France.

PR No: C3185C

GlobalFoundries and STMicroelectronics finalize agreement

for new 300mm semiconductor manufacturing facility in France

Paris, June 5, 2023 – GlobalFoundries Inc. (Nasdaq: GFS), a global leader in feature-rich semiconductor manufacturing, and STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced today the conclusion of the agreement to create a new, jointly-operated, high-volume semiconductor manufacturing facility in Crolles (France), which was announced on 11 July 2022.

“I would like to thank Minister Le Maire, the French Minister of the Economy and Finance, and his team for their support and the dedication for the last 12+ months that have made celebrating today’s milestone possible,” said Dr. Thomas Caulfield, President and CEO of GlobalFoundries. “In partnership with ST in Crolles, we are further expanding GF’s presence within Europe’s dynamic technology ecosystem while benefiting from economies of scale to deliver additional capacity in a highly capital efficient manner. Together we will deliver GF’s market leading FDX technology and ST’s comprehensive technology roadmap, in alignment with customer demand which is expected to remain high for Automotive, IoT, and Mobile applications over the next decades.”

“Today marks an important milestone for ST, for GF as well as for Europe. This could not have been achieved without the support of the French government as well as of the European Commission,” said Jean-Marc Chery, President and CEO of STMicroelectronics. “We will further reinforce the European and French FD-SOI ecosystem, building more capacity for our European and global customers in complex, advanced technologies for key end-markets including automotive, industrial, IoT and communication infrastructure, as they transition to digitalization and decarbonization. This new manufacturing facility will support our $20 billion+ revenue ambition.”

The program represents an overall projected cost of 7.5 billion euro for CAPEX, maintenance and ancillary costs. The new facility will benefit from significant financial support from the State of France (administered by Bpifrance). The aid measure, in line with the objectives set out in the European Chips Act and part of the “France 2030” plan, recently received approval from the European Commission.

* * *

About GF

GlobalFoundries (GF) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development, and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

©GlobalFoundries Inc., GF, GlobalFoundries, the GF logos and other GF marks are trademarks of GlobalFoundries Inc. Or its subsidiaries. All other trademarks are the property of their respective owners.

Contacts:

Media:
Laurie Kelly
GlobalFoundries
+1 518 265 4580
laurie.kelly@gf.com

Investor Relations:
ir@gf.com

About STMicroelectronics
At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. We are committed to achieving our goal of becoming carbon neutral by 2027.

Further information can be found at www.st.com.

Contacts:

MEDIA RELATIONS:
Alexis Breton
Corporate External Communications
Tel: + 33.6.59.16.79.08
alexis.breton@st.com

INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel: +41.22.929.58.12
Celine.berthier@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	June 5, 2023	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience